SUBSEQUENT EVENTS NOTE

At a Special Meeting of Shareholders of the Toews Hedged Emerging Markets Fund (the Fund), held at the offices of Gemini Fund Services,
 LLC, 450 Wireless Boulevard, Hauppauge, NY 11788, on Friday, December 9, 2011, shareholders of record at the close of business on September 21, 2011 voted to approve the following proposals:

Proposal 1: To approve a new investment management agreement between the Northern Lights Fund Trust and Toews Corporation:

Shares Voted			Shares Voted Against
In Favor			  or Abstentions
933,342			              112,192

Proposal 2: To approve payment of certain accrued advisory fees to Toews Corporation for its services to the Fund from May 14, 2011 until the new Management Agreement is approved by shareholders:

Shares Voted			Shares Voted Against
In Favor			  or Abstentions
910,691			              134,841